EXHIBIT 99.1

SIMPPLE LTD. Announces Receipt of Nasdaq Staff Determination Letter

Singapore, October 25, 2024. SIMPPLE LTD. (Nasdaq: SPPL) (the “Company” or “SIMPPLE”), an advanced technology solution provider in the emerging property-technology (“PropTech”) space, today announced that on April 26, 2024, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from March 14, 2024 to April 25, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) (the “Rule”), to maintain a minimum bid price of $1 per share. The Company was provided 180 calendar days, or until October 23, 2024, to regain compliance.

On October 24, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, the Company has not regained compliance with the Rule and was not eligible for a second 180 day period.

The Company intends to request a hearing before the Panel. Such a request will stay any delisting action in connection with the notice and allow the continued listing of the Company’s Ordinary Shares on The Nasdaq Capital Market until the Panel renders a decision and any extension the panel grants. At the hearing, the Company intends to present a plan to regain compliance with the Rule and request that the Panel allow the Company additional time within which to regain compliance. While the Company believes that it will be able to present a viable plan to regain compliance, there can be no assurance that the Panel will grant the Company’s request for continued listing on The Nasdaq Capital Market, or that the Company’s plans to exercise diligent efforts to maintain the listing of its common stock on Nasdaq will be successful.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices. For more information, please visit the Company’s website: www.investor.simpple.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai